July 13, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-4631

Attn:  Mr. John Hartz

RE:         Solutia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 1-13255

Dear Mr. Hartz:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 29, 2010 regarding the Form 10-K for the fiscal year ended December 31, 2009 filed by Solutia, Inc. (the “Company”) on February 18, 2010 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed by the Company on March 9, 2010 (the “Proxy Statement”).  Set forth below are the Staff’s comments and our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition . . . ., page 23
Financial Condition and Liquidity, page 41

1.
We note your tabular disclosure regarding your compliance with the financial covenants in your Financing Agreements.  In future filings, please provide complimentary narrative disclosure as to whether you are in compliance with the material covenants in your Financing Agreements.  In addition, in future filings please include a cross-reference to the discussion of your debt obligations in the notes to the financial statements.

In future filings, we will provide complimentary narrative disclosure as to whether we are in compliance with the material covenants in our Financing Agreements within Management’s Discussion and Analysis of Financial Condition and Results of Operations.  In addition, we will

Mr. John Hartz
Securities and Exchange Commission
July 13, 2010

include a cross-reference to the discussion of our debt obligations in the notes to the financial statements.

Item 9A. Controls and Procedures, page 105

2.
We note your disclosure in response to the requirements of Item 307 of Regulation S-K.  Your disclosure raises a number of concerns.  First, in the first sentence, you appear to be attempting to limit the scope of the required evaluation to the design and operation of your disclosure controls and procedures.  Second, you appear to have bifurcated your effectiveness conclusion into two separate conclusions, as set forth in the second and third sentences of your disclosure.  Third, you appear to have attempted to qualify the effectiveness conclusion in the third sentence with reference to a reasonable assurance standard.  Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

We confirm that our disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. We also confirm, without limitation, that the controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In future filings, we will state that our disclosure controls and procedures are effective or ineffective, without defining them.

Exhibit Index, page 110

3.
We note that you do not appear to have filed on EDGAR all of the schedules and exhibits to the documents filed as exhibits 10(x), 10(y), 10(aa), 10(bb) and 10(cc) to the Form 10-K.  We also note that only part of exhibit 10(cc) was filed.  Please file complete copies of each of these documents, including all schedules and exhibits, with

Mr. John Hartz
Securities and Exchange Commission
July 13, 2010

your next periodic report or with a current report on Form 8-K. Please refer to Item 601(b)(10) of Regulation S-K.

On March 17, 2010, the Company entered into a new credit agreement that replaced the Company’s prior credit agreements, dated February 28, 2008, and related loan documents, which were filed as exhibits 10(x), 10(y), 10(aa), 10(bb) and 10(cc) to the Form 10-K.  All commitments under the prior credit agreements were terminated and all borrowings thereunder were repaid effective on March 17, 2010.  We respectfully advise the Staff that we do not consider any of the documents listed above, including any schedules and exhibits thereto, to be material, and we do not believe that filing the documents listed above would promote the interests of the investing public.  Accordingly, we propose not to file the omitted schedules and exhibits to the agreements listed above.

On March 23, 2010, the Company filed a Form 8-K disclosing certain information regarding the principal terms and conditions of the new credit agreement and included the new credit agreement and related loan documents as exhibits thereto.  The documents filed with the Form 8-K, however, omitted schedules and exhibits.  We respectfully advise the Staff that we are currently reviewing such schedules and exhibits to determine whether confidential treatment of any information contained therein should be sought.  We intend to file complete copies of the new credit agreement and related loan documents, including all schedules and exhibits thereto (subject to any requests for confidential treatment), with our next periodic report.

DEFINITIVE PROXY STATEMENT

General

4.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In connection with the preparation of the Proxy Statement, the Company determined that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us.  Item 402(s) of Regulation S-K calls for disclosure “[t]o the extent that risk arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant . . . .”  The Staff noted in Release No. 33-9089, which adopted Item 402(s), that “a company may under appropriate circumstances conclude that its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”  The Staff also stated in Release No. 33-9089, “We believe an approach consistent with our prior practice is appropriate and the final rule does not require a company to make an affirmative statement that it has determined that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the company.”

In determining that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us, our Executive Compensation and

Mr. John Hartz
Securities and Exchange Commission
July 13, 2010

Development Committee (the “Committee”) reviews the fundamental objectives of our compensation policies and practices to determine whether any of the elements of our compensation programs encourage excessive or inappropriate risk-taking.  This review encompasses not only the compensation practices and levels with respect to named executive officers but also the compensation structure and variable compensation levels and performance criteria for salaried employees generally.  No salaried employee is given incentives to take risks that are reasonably likely to have a material adverse effect on the Company or its business because variable compensation is not only capped but is based on a number of performance criteria.  Moreover, for 2009 the Company did not have an annual incentive program.  In connection with its review, the Committee generally considers the following factors, among others, related to the Company’s compensation policies and practices that are intended to mitigate risk:

•
The Committee has retained a compensation consultant to assist in the analysis of certain comparative market data of a selected peer group of companies and a wider group of industrial companies.  With primary reliance on the peer group, and using information about the wider group of companies as a check against the peer group information, this “benchmarking” process assists the Committee with assessing the competitiveness of the Company’s programs and earnings opportunities relative to, as well as determining the approaches to compensation used by, the peer companies and other industrial enterprises.  The Committee has concluded that our compensation programs and levels are generally competitive with those offered by companies within our peer group and other industrial companies.

•
The Company offers our named executive officers a balanced and diverse mix of cash and equity and short and longer-term incentive compensation.  In addition, the overall compensation of our named executive officers is not overly-weighted towards the achievement of performance criteria in a particular fiscal year and an appropriate portion of compensation is linked to our long-term performance, over a period of one to four years.

•
Our annual cash incentive program, which is our Annual Incentive Plan (“AIP”) and which was reinstated for 2010, has payouts at multiple levels of performance rather than an “all-or-nothing” approach.  The target opportunities available to our named executive officers are capped to protect against disproportionately large shorter-term incentives.  Payouts under our AIP are based on achievement of a diverse mix of performance measures such as financial results, quality of results and strategic initiatives.  The Committee believes this broad spectrum of performance measures coupled with relative weighting precludes excessive risk taking in the AIP.  In addition, the Committee generally has discretion to adjust AIP awards downward based on performance.

Mr. John Hartz
Securities and Exchange Commission
July 13, 2010

•
Awards under our long-term incentive plan include both time-vested and performance-vested restricted stock, with performance criteria that the Committee believes to be challenging yet reasonable and attainable without excessive risk-taking.  The opportunities available to our named executive officers under the plan are also capped.  Furthermore, the performance-vested restricted stock vests depending on returns to our shareholders relative to the shareholder returns of an identified peer group, which essentially rewards building shareholder value.  These long-term programs promote the alignment of the interests of our named executive officers with those of our shareholders by vesting over a period of years and using a variety of measurements to determine the level of achievement of that goal.

•	The Committee periodically reviews interim performance data against program performance goals as well as the Company’s business plan.

Based on these and other factors, the Company believes our compensation policies and practices encourage behaviors that are aligned with our long-term interests and that any resulting risks are not reasonably likely to have a material adverse effect on the Company.  In the future, if we determine that any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us, we will include an appropriate disclosure in applicable filings.

The Board of Directors and its Committees, page 5
Board Leadership Structure and Role in Risk Oversight, page 10

5.	With a view towards future disclosure, please tell us what effect, if any, the board’s role in risk oversight has on the board’s leadership structure. Please refer to Item 407(h) of Regulation S-K.

We respectfully advise the Staff that we believe the Board’s administration of its risk oversight function has not affected the Board’s leadership structure.  The Board regularly reviews information regarding the Company’s credit, liquidity and operations, as well as the risks associated with each, and administers additional risk oversight function through its committees.  Consequently, the Board’s role in risk oversight has not affected the Board’s leadership structure.  Additionally, the Board periodically reviews its leadership structure and believes that no change in its leadership structure is required in order to modify its risk oversight.

We will disclose in applicable future filings that we believe the Board’s administration of its risk oversight function has not affected the Board’s leadership structure.

Mr. John Hartz
Securities and Exchange Commission
July 13, 2010

Compensation Discussion and Analysis, page 17
Administration of the Executive Compensation Program, page 18

6.
In future filings, please disclose how you benchmark total compensation (e.g., identify the percentile or range that you target) and disclose where actual compensation fell for each named executive officer with respect to the targeted percentile or range.  To the extent actual compensation was outside a benchmarked targeted percentile or range, please explain why.

In future filings we will disclose how we benchmark total compensation.  In addition, we will further explain that, because factors such as performance and retention, as well as the responsibilities and complexities of a job role are considered when compensation decisions are made, the total compensation target for an individual named executive officer may be higher or lower than the benchmarked targeted percentile or range.

Long-Term Incentives, page 20
2009 LTIP Equity Awards, page 20

7.
With a view towards future disclosure, please tell us how you define “total shareholder return.”  In addition, please describe for us all of the adjustments that you intend to make to determine “adjusted EBITDA,” including all of the categories of items that you intend to exclude from the calculation.  Finally, please tell us how you intend to determine the “total shareholder return” and “adjusted EBITDA” of the peer group companies for purposes of determining whether your performance conditions have been satisfied.

We define total shareholder return to include reinvested dividends, if any, over the applicable performance period and calculate it using the average closing price of the common stock of our peer group over the 90 day calendar period immediately preceding the beginning date and the ending date of such performance period.  We respectfully direct your attention to page 21 of our proxy statement where the definition is set out.

 The adjustments the Company intends to make to determine “adjusted EBITDA” can be classified into one of the following categories:  non-cash gains or losses that are infrequent in nature; significant restructuring related activities such as capacity rationalization actions or headcount reduction programs; cash gains or losses related to dispositions, acquisition related expenses and stock based compensation expense.  With respect to the total shareholder return and adjusted EBITDA measures of the peer group, we utilize a consistent methodology in determining their performance as the methodology used to determine our performance.

In our future filings, we will revise the definition of adjusted EBITDA to include the categories of adjustments, as identified above.  In addition, we will add disclosures identifying that the performance measures of the peer group are calculated in a like manner as the Company’s methodology.

Mr. John Hartz
Securities and Exchange Commission
July 13, 2010

Employment Agreements with Named Executive Officers, page 32

8.
We note your statement that “[t]he descriptions below are only summaries of the agreements that we have with our Named Executive Officers . . . .”  In future filings, please clarify that the summaries comprise all of the material terms of the agreements.

In future filings, we will clarify that the summaries comprise all of the material terms of the agreements.

*           *           *

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K and the Proxy Statement, please contact me at 314-674-7734 at your earliest convenience.

Very truly yours,

/s/James M. Sullivan
James M. Sullivan
Chief Financial Officer